15047303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC

SEC FILE NUMBER
8-44779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

436 Seventh Avenue, Koppers Building, 5th Floor
(No. and Street)

Pittsburgh (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad J. Marshall 412-765-8927 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad J. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Associates, inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania
County of Allegheny

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kelly M. Speicher, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Oct. 2, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Chief Financial Officer
Title

Kelly M. Speicher
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (A Seperate report was issued)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER ASSOCIATES, inc.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2014

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheet of **Hunter Associates, inc.** ("Company") as of December 31, 2014 and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

As disclosed in note 5 to the financial statements, the Company has significant transactions with a related party.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 20, 2015

HUNTER ASSOCIATES, inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and Cash Equivalents	$	1, 569,810
Due From Clearing Broker		297,435
Securities Owned – At Fair Value		724,814
Prepaid and Other Assets		115,091
Furniture and Equipment – At Cost, Less Accumulated Depreciation of Approximately $1.01 Million		248,785
Total Assets	$	2,955,935
LIABILITIES AND STOCKHOLDER'S DEFICIT		
Liabilities		
Accounts Payable, Accrued Expenses and Other Liabilities	$	669,193
Subordinated Debt – Related Parties		2,400,000
Total Liabilities		3,069,193
Stockholder's Deficit		
Common Stock – Par Value $1 Per Share; 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding		1,000
Additional Paid-In Capital		1,278,517
Retained Earnings		(1,392,775)
Total Stockholder's Deficit		(113,258)
Total Liabilities and Stockholder's Deficit	$	2,955,935

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

REVENUE

Investment Advisory Fees	$	3,712,425
Mutual Fund Commissions and Fees		1,805,628
Commissions and Fees		1,246,346
Other		190,040
Net Dealer Principal Gains		15,449
Interest and Dividends		9,234
Total Revenue	$	6,979,122

EXPENSES

Employee Benefits and Compensation	$	4,788,075
Other		563,882
Management Fees – Related Party		437,503
Occupancy and Equipment Rentals		286,480
Commissions and Clearing Charges to Other Brokers		169,595
Professional Fees		164,359
Communications		149,007
Interest		96,795
Regulatory Fees		70,645
Total Expenses		6,726,341

Net Income	$	252,781

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2014

Subordinated Borrowings – December 31, 2013	$	2,400,000
Increases		-
Decreases		-
Subordinated Borrowings – December 31, 2014	$	2,400,000

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance – December 31, 2013	$ 1,000	$ 1,211,030	$ (1,618,569)	$ (406,539)
Capital Contributions	-	40,500	-	40,500
Net Income	-	-	252,781	252,781
Balance – December 31, 2014	$ 1,000	$ 1,251,530	$ (1,365,788)	$ (113,258)

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES		
Net Income	$	252,781
Non-cash Items Included in Net Income		
Depreciation Expense		77,109
Changes In		
Due From Clearing Broker		14,971
Securities Owned		249,829
Prepaid and Other Assets		47,699
Accounts Payable, Accrued Expenses and Other Liabilities		45,817
Net Cash and Cash Equivalents From Operating Activities		688,206
INVESTING ACTIVITIES		
Furniture and Equipment Acquired		(28,627)
Net Cash and Cash Equivalents From Investing Activities		(28,627)
FINANCING ACTIVITIES		
Capital Contributions		40,500
Net Increase in Cash		700,079
Cash and Equivalents – Beginning		869,731
Cash and Equivalents - Ending	$	1,569,810

SUPPLIMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$	88,795

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
NOTES TO FINANCIAL STATEMENTS

1 – ORGANIZATION

Hunter Associates, inc. is a wholly owned subsidiary of H.A. Holdings, inc. (the "Parent"). The Company was incorporated in December 1999 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC"). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of Hunter Associates, inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from the estimates that were used.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the difference in settlement date versus trade date reporting is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions and it's clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker). Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

For the purposes of reporting cash flows, the Company considers checking accounts and balances maintained at the clearing organization to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years. Depreciation expense for the year ended December 31, 2014, amounted to approximately $77,100.

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly but are recognized on a pro rata basis over the quarter as earned.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) of its parent for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an S corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

GAAP prescribes rules for the recognition, measurement, classification and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Advertising Costs

Advertising costs are charged to operations when the advertisement takes place. Advertising expense was approximately $10,600 in 2014 and is included in the accompanying statement of income under the caption "Other" expenses.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2014 and through February 23, 2015, the date the financial statements were issued.

3 – FAIR VALUE

Fair Value Hierarchy

FASB ASC defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to secutity and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

3 – FAIR VALUE (CONTINUED)

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2014.

Money Market Mutual Funds are valued at closing price reported on the active market on which the individual securities are traded.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Assets				
Money Market Mutual Fund	$ 724,814	$	$	$ 724,814

There were no transfers between Level 1 and Level 2 during the year.

4 – DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2014 consisted approximately of the following:

Deposits With Clearing Broker	$ 100,000
Receivable From Clearing Broker	197,435
	$ 297,435

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. The receivable from clearing broker indicated above represents the net amount due from Pershing LLC.

5 – RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent through which the Parent provides various management and advisory services to the Company. The agreement calls for annual renewal until terminated by either party. Under the terms of the agreement, the Company incurred and paid management fees expense of approximately $437,500 for the year ended December 31, 2014.

6 – RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") that covers all employees that meet the eligibility requirements, as defined. The Plan allows employee salary deferrals up to amounts allowed under tax laws and regulations. The Plan also provides for employer matching contributions. Employer retirement contributions are accrued and funded on a current basis. Retirement plan expense under the Plan amounted to approximately $80,000 for the year ended December 31, 2014.

7 – COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under several short-term and long-term operating lease agreements that expire in various years through December 2023. The Company's office lease agreements call for a base rent plus a proportionate share of the property's taxes and operating costs. The agreements also contain provisions for renewal of leases for up to two additional five-year periods at rental rates based upon prevailing market rates at the time of renewal. For the year ended December 31, 2014, rent expenses under the leases was approximately $256,800.

Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year for each of the next five (5) years and in total are:

Year Ending December 31,	
2015	$ 285,181
2016	282.160
2017	223.426
2018	72,445
2019	73,200
Thereafter	286,700
	$ 1,223,112

8 – SUBORDINATED DEBT – RELATED PARTIES

During 2012, the Company entered into a series of subordination loans with certain stockholders of the Parent company. The loans have outstanding balances totaling $2.4 million at December 31, 2014. The provisions of the subordinated loans call for the Company to make semi-annual payments of interest at a rate of 4%. The loans mature in November 2016 with no fixed repayment terms until maturity. Interest incurred and paid during 2014 amounted to $88,000.

8 – SUBORDINATED DEBT – RELATED PARTIES (CONTINUED)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In the opinion of management, the fair value of the subordinated notes is the same as the carrying value of the notes.

9 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2014, the Company's net capital under the uniform net capital rule was approximately $1.91 million which exceeded the minimum capital requirements by approximately $1.66 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014, was .35 to 1.

10–FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet credit risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligation. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. All unsettle trades were closed subsequent to December 31, 2014, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania and Ohio; accordingly, they are subject to the economic environment of this geographic area. Securities owned by the Company are primarily publicly traded corporate stocks. No off-balance-sheet credit risk exists with respect to these securities and collateral is not obtained.

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

We have audited the financial statements of **Hunter Associates, inc.** as of and for the year ended December 31, 2014, and have issued our report thereon February 23, 2015, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole.

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of **Hunter Associates, inc.'s** financial statements. The supplemental information is the responsibility of **Hunter Associates, inc.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 20, 2015

HUNTER ASSOCIATES, inc.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2014

NET CAPITAL		
Stockholder's Deficit		$ (113,258)
Additions:		
Subordinated Borrowings		2,400,000
Deductions		
Nonallowable Assets:		
Other Assets	$ 116,313	
Furniture and Equipment, Net	248,785	
Haircuts on Securities Owned	14,496	379,594
Net Capital		$ 1,907,148
AGGREGATE INDEBTEDNESS		
Accounts Payable, Accrued Expenses and Other Liabilities		$ 669,193
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6 ⅔% of Aggregate Indebtedness or $250,000)		$ 250,000
Net Capital in Excess of Amount Required		1,657,148
Net Capital		$ 1,907,148
Ratio of Aggregate Indebtedness to Net Capital		.35 to 1

See independent auditors' report on supplemental information.

HUNTER ASSOCIATES, inc.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2014

RECONCILIATION WITH COMPANY'S COMPUTATIONS
(Included in Part II of Form X-17A-5 as of December 31, 2014

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$	1,907,148
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	1,907,148

See independent auditors' report on supplemental information.

Hunter Associates, inc.

EXEMPTION REPORT - SEC Rule17a-5(d) (4)

FOR THE PERIOD OF JUNE 1, 2014 TO DECEMBER 31, 2014

I, Brad J. Marshall, Chief Financial Officer of Hunter Associates, inc., hereby state that we met the broker dealer identified exception provisions pursuant to the U.S. security and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. §240.17a-5 of the U.S. Securities and Exchange Commission throughout the initial fiscal period covering June 1, 2014 throughout December 31, 2014.

Hunter Associates, inc. claims exemption from Rule 15c3-3 under provisions (k) (2) (ii) as customer transactions are cleared through another broker-dealer (Pershing. LLC) on a fully disclosed basis and (k) (1) as customer transactions are processed on a subscription basis through various mutual fund and variable annuity companies.

There were no exceptions noted during the period June 1, 2014 through December 31, 2014.

______________________________,

Chief Financial Officer

February 10, 2015.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H. A. Holdings, Inc.)

REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT

DECEMBER 31, 2014

Lally & Co.
CPAs and Business Advisors

HUNTER ASSOCIATES, inc.
REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT
DECEMBER 31, 2014

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) **Hunter Associates, inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Hunter Associates, inc.** claimed an exemption from 17 C.F.R. § 240.15c3-3: (the "exemption provisions") and (2) **Hunter Associates, inc.** stated that **Hunter Associates, inc.** met the identified exemption provisions throughout the most recent fiscal year except as described in its exception report. **Hunter Associates, inc.'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Hunter Associates, inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 20, 2015

SCHEDULE I

EXEMPTION REPORT

Hunter Associates, inc.
EXEMPTION REPORT - SEC Rule17a-5(d) (4)
FOR THE PERIOD OF JUNE 1, 2014 TO DECEMBER 31, 2014

I, Brad J. Marshall, Chief Financial Officer of Hunter Associates, inc., hereby state that we met the broker dealer identified exception provisions pursuant to the U.S. security and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. §240.17a-5 of the U.S. Securities and Exchange Commission throughout the initial fiscal period covering June 1, 2014 throughout December 31, 2014.

Hunter Associates, inc. claims exemption from Rule 15c3-3 under provisions (k) (2) (ii) as customer transactions are cleared through another broker-dealer (Pershing. LLC) on a fully disclosed basis and (k) (1) as customer transactions are processed on a subscription basis through various mutual fund and variable annuity companies.

There were no exceptions noted during the period June 1, 2014 through December 31, 2014.

Chief Financial Officer
February 10, 2015.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, Inc.)

REPORT ON APPLYING AGREED-UPON PROCEDURES TO SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2014

Lally & Co.
CPAs and Business Advisors

HUNTER ASSOCIATES, inc.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2014

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by **Hunter Associates, inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursement records) entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2014 interim financial statements, and Company general ledger account analyses), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2014 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pittsburgh, Pennsylvania
February 20, 2015

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1858*********************MIXED AADC 220
044779 FINRA DEC
HUNTER ASSOCIATES INC
436 7TH AVE 5TH FL
PITTSBURGH PA 15219-1826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brad J. Marshall
412-765-8927

2. A. General Assessment (item 2e from page 2)		$ 11,914
B. Less payment made with SIPC-6 filed (exclude interest) 7/28/2014 Date Paid		(6,036)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		5,878
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,878
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,878	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunter Associates, inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 11 day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,979,122
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,006,139
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	110,732
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 96,795	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	96,795
Total deductions	2,213,666
2d. SIPC Net Operating Revenues	$ 4,765,456
2e. General Assessment @ .0025	$ 11,914
	(to page 1, line 2.A.)